

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 27, 2017

Thomas J. Reilly
Chief Executive Officer
Cloudera, Inc.
1001 Page Mill Road, Building 3
Palo Alto, CA 94304

>   **Re: Cloudera, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted on February 21, 2017**
>   **CIK No. 0001535379**

Dear Mr. Reilly:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2017 letter.

Prospectus Summary, page 1

1.   Your revised disclosures in response to prior comment 1 refer to the percentage of revenue from public sector customers, which you define on page 44. However, your disclosures on page 2 and elsewhere also refer to "large" public sector customers. Please clarify whether these disclosures refer to the same customer base. If so, revise to ensure consistency throughout. Otherwise, please disclose the percentage of revenue attributable to your "large" public sector organizations on page 2 to clarify the relevance of this target market to your operations.

<u>Summary Consolidated Financial Data, page 11</u>

2.   Please revise to disclose, both here and in the Selected Consolidated Financial Data table, the amount of additional stock-based compensation expense that would have been recorded if the IPO had been completed as of the latest period presented.

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3735.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information
                                                Technologies and Services

cc: David A. Bell, Esq.
        Fenwick & West LLP